Filed by:  Leuthold Funds, Inc. (811-09094)
pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company: Leuthold Funds, Inc.
Commission file number for the related registration statement:  333-282308

Leuthold Core ETF
Leuthold Core Investment Fund
Leuthold Global Fund
Leuthold Select Industries Fund
Leuthold Grizzly Short Fund

To Our Shareholders,
The Shareholder Meeting has been adjourned to January 8, 2025. The Proposal in the proxy material requires a majority of votes to meet quorum.

Your participation is very important, and our records indicate that we have not yet received your vote.  We are asking shareholders that have not voted their proxies, to vote as soon as possible.

Voting your shares is fast and easy. If you have questions or need assistance in completing your proxy card(s), call 844-877-6183 and a proxy specialist will help you.

VOTE ONLINE	www.proxyvote.com Have your proxy card handy and follow the simple directions to complete the electronic voting instruction form.	VOTE BY PHONE	With a proxy card Call the number located on your ballot (Using an automated system) OR Call 844-877-6183 and speak to a live rep who can cast your vote over the phone.
VOTE WITH QR CODE	With a smartphone Vote by scanning the Quick Response Code or “QR Code” on the enclosed proxy card/voting instruction form	VOTE BY MAIL	Vote processing Mark, sign and date the enclosed ballot and return it in the postage-paid envelope provided.

Thank you for your support of the Leuthold Funds—and thank you for voting.
Sincerely,
President
Leuthold Funds

December 2024

URGENT: YOUR RESPONSE IS CRITICAL

Re:  Your investment in Leuthold Funds

Dear Shareholder,
Our previous attempts to contact you regarding an important matter pertaining to your investment have been unsuccessful.
Please contact us immediately at 1-844-877-6183, Monday through Friday between the hours of 9:00am to 10:00pm Eastern Time, or Saturday and Sunday between the hours of 10:00am to 6:00pm Eastern Time.

This matter is very important and will take only a moment of your time.

Thank you in advance for your assistance with this matter.

President
Leuthold Funds